Amounts in USD

Dates

Collection Period No.	44			
Collection Period (from... to)	1-Aug-2026	31-Aug-2026		
Determination Date	11-Sep-2026			
Record Date	14-Sep-2026			
Distribution Date	15-Sep-2026			
Interest Period of the Class A-1 Notes (from... to)	17-Aug-2026	15-Sep-2026	Actual/360 Days	29
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Aug-2026	15-Sep-2026	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	435,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	657,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	657,500,000.00	7,089,574.94	0.00	7,089,574.94	10.782623	0.000000
Class A-4 Notes	118,600,000.00	118,600,000.00	111,120,550.86	7,479,449.14	63.064495	0.936936
Total Note Balance	**1,869,100,000.00**	**125,689,574.94**	**111,120,550.86**	**14,569,024.08**		

Overcollateralization	47,928,299.76	47,925,707.49	47,925,707.49
Adjusted Pool Balance	1,917,028,299.76	173,615,282.43	159,046,258.35
Yield Supplement Overcollateralization Amount	200,704,831.25	13,386,457.47	11,921,235.72
Pool Balance	**2,117,733,131.01**	**187,001,739.90**	**170,967,494.07**

	Amount	Percentage
Initial Overcollateralization Amount	47,928,299.76	2.50%
Target Overcollateralization Amount	47,925,707.49	2.50%
Current Overcollateralization Amount	47,925,707.49	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.090000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	4.510000%	26,644.99	0.040525	7,116,219.93	10.823148
Class A-4 Notes	4.310000%	425,971.67	3.591667	7,905,420.81	66.656162
Total		**$452,616.66**		**$15,021,640.74**	

Amounts in USD

Available Funds

Principal Collections	15,160,023.23
Interest Collections	882,219.43
Net Liquidation Proceeds	212,340.58
Recoveries	542,112.38
Purchase Amounts	29,448.74
Advances made by the Servicer	0.00
Investment Earnings	57,641.08
Available Collections	**16,883,785.44**
Reserve Fund Draw Amount	0.00
Available Funds	**16,883,785.44**

Distributions

(1) Total Servicing Fee	155,834.78
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	452,616.66
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	14,569,024.08
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
(9) Excess Collections to Certificateholders	1,706,309.92
Total Distribution	**16,883,785.44**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	155,834.78	155,834.78	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	452,616.66	452,616.66	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	26,644.99	26,644.99	0.00
thereof on Class A-4 Notes	425,971.67	425,971.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	452,616.66	452,616.66	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	14,569,024.08	14,569,024.08	0.00
Aggregate Principal Distributable Amount	14,569,024.08	14,569,024.08	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,792,570.75
Reserve Fund Amount - Beginning Balance	4,792,570.75
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	13,213.69
minus Net Investment Earnings	13,213.69
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,792,570.75
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	13,213.69
Net Investment Earnings on the Collection Account	44,427.39
Investment Earnings for the Collection Period	57,641.08

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	2,117,733,131.01	52,827
Pool Balance beginning of Collection Period	187,001,739.90	14,318
Principal Collections	11,365,762.04	
Principal Collections attributable to Full Pay-offs	3,794,261.19	
Principal Purchase Amounts	29,232.54	
Principal Gross Losses	844,990.06	
Pool Balance end of Collection Period	170,967,494.07	13,538
Pool Factor	8.07%	

	As of Cutoff Date	Current
Weighted Average APR	4.85%	5.64%
Weighted Average Number of Remaining Payments	54.32	18.16
Weighted Average Seasoning (months)	13.16	53.97

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	164,354,069.04	13,232	96.13%
31-60 Days Delinquent	4,781,590.90	230	2.80%
61-90 Days Delinquent	1,451,080.78	61	0.85%
91-120 Days Delinquent	380,753.35	15	0.22%
Total	170,967,494.07	13,538	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	1.071%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		**Cumulative**	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	844,990.06	52	100,754,025.47	3,052
Principal Net Liquidation Proceeds	209,693.33		34,138,073.65	
Principal Recoveries	520,323.94		34,846,657.14	
Principal Net Loss / (Gain)	114,972.79		31,769,294.68	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.771%
Prior Collection Period	(0.315%)
Second Prior Collection Period	(0.934%)
Third Prior Collection Period	(0.106%)
Four Month Average	(0.146%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	1.500%
Average Net Loss / (Gain)	10,409.34

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.